Exhibit (a)(5)(D)

Stern And Company

Strategic Communications • Public Relations • Marketing Communications

VESTIN GROUP CHAIRMAN COMPLETES TENDER OFFER FOR COMPANY;
COMPANY FILES FORM 15 TO DEREGISTER ITS COMMON STOCK WITH SEC

Las Vegas – May 11, 2005 – Vestin Group, Inc. (VSTN.PK) today announced that Michael V. Shustek, chairman, president chief executive officer and majority shareholder, has completed an all cash tender offer to purchase any and all of the outstanding shares of the Vestin Group’s common stock he does not presently own for $2.85 per share, on the terms and conditions set forth in the Offer to Purchase dated April 5, 2005 and the related Letter of Transmittal.

The offer and withdrawal rights expired at 12:00 a.m., EDT, Tuesday, May 10, 2005. The depositary for the offer has advised Vestin Group and Mr. Shustek that 352,471 shares of Vestin Group’s common stock had been tendered and not withdrawn. As a result of the tender offer, Mr. Shustek will own approximately 2,403,821 or 95.2 percent of Vestin Group’s issued and outstanding common stock. Mr. Shustek has accepted and intends to make prompt payment for the shares of common stock validly tendered as of the expiration date of the offer.

Mr. Shustek will acquire the remaining outstanding shares of Vestin Group’s common stock not owned by him through a short-form merger pursuant to which Vestin Group’s remaining shareholders, other than Mr. Shustek and shareholders properly exercising their dissenters’ rights, will be entitled to receive $2.85 per share in cash, without payment of interest. Mr. Shustek intends to complete the merger as soon as practicable.

Mr. Shustek has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO with respect to the offer and Vestin has filed with the SEC a Schedule 14D-9 and Schedule 13E-3. The full text of Mr. Shustek’s Offer to Purchase and the related letter of transmittal and other documents have been filed with the Schedule TO. These filings contain important information; investors and shareholders are strongly advised to read them carefully.

The Tender Offer Statement (including the Offer to Purchase, letter of transmittal and other offer documents), the Schedule 14D-9 and the Schedule 13E-3 are available at no charge at the SEC’s website: http://www.sec.gov.

In addition, Vestin Group today filed a Form 15 with the SEC to deregister its common stock and suspend its reporting obligations under the Securities Exchange Act of 1934. Vestin Group expects the deregistration to become effective within 90 days of the filing with the SEC. As a result of the Form 15 filing, the Company’s obligations to file with the SEC certain reports and forms, including Forms 10-K, 10-Q, and 8-K, have been suspended and, upon effectiveness, will cease.

About Vestin Group

Vestin Group, Inc., through its subsidiaries, is engaged in asset management, real estate lending, and other financial services. Its subsidiary, Vestin Mortgage, has facilitated more than $1.5 billion in lending transactions since 1995. Through Vestin Mortgage, Vestin Group manages three funds, Vestin Fund I, LLC, Vestin Fund II, LLC, and Vestin Fund III, LLC. These Funds have assets in the aggregate of approximately $500 million.

725 South Hualapai Way • Suite 2057 • Las Vegas, Nevada 89145
Tel: (702) 734-3388 • Cell: (702) 743-2001
steve@sdsternpr.com
www.sdsternpr.com
www.asternglance.com

Stern And Company

Strategic Communications • Public Relations • Marketing Communications

Contact:

Steven D. Stern
Stern And Company
702-734-3388

725 South Hualapai Way • Suite 2057 • Las Vegas, Nevada 89145
Tel: (702) 734-3388 • Cell: (702) 743-2001
steve@sdsternpr.com
www.sdsternpr.com
www.asternglance.com